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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 25 2011

Washington, DC
110

SEC FILE NUMBER
8-33133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Jefferson Street, Suite 700
(No. and Street)

Louisville	Kentucky	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley — (502) 588-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - if individual, state last, first, middle name)

9600 Brownsboro Road, Suite 400	Louisville	Kentucky	40252
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

J.J.B. HILLIARD, W.L. LYONS, LLC

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3).

AFFIRMATION

We, James R. Allen and Charles M. Grimley, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, LLC for the year ended September 30, 2011, are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (debits $70,552 and credits $6,505).

James R. Allen — November 22, 2011
Date

Chief Executive Officer
Title

Charles M. Grimley — November 22, 2011
Date

Chief Financial Officer
Title

Notary Public

My Commission expires: October 27, 2013

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Auditors

Board of Directors and Members of
J.J.B. Hilliard, W. L. Lyons, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") as of September 30, 2011, and the related statements of income, cash flows and changes in members' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.J.B. Hilliard, W.L. Lyons, LLC as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 19 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
November 22, 2011

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Financial Condition

September 30, 2011

ASSETS	
Cash and cash equivalents	$ 59,029,906
Cash segregated under federal and other regulations	12,100,000
Securities owned, at fair value	12,483,656
Receivable from brokers, dealers and clearing organizations	4,727,336
Receivable from customers	101,916,244
Receivable from affiliates	31,986,795
Notes receivable from employees	20,881,149
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $5,324,026)	9,318,434
Goodwill	122,709,253
Intangible assets, net of accumulated amortization and accretion:	
Client relationships	68,475,000
Trademarks	47,000,000
Other	(112,500)
Total intangible assets, net of accumulated amortization and accretion of $13,737,500	115,362,500
Commissions receivable	8,576,750
Miscellaneous receivables	2,339,239
Prepaid expenses and other assets	5,384,102
TOTAL ASSETS	$506,815,364
LIABILITIES	
Drafts payable	$ 19,967,395
Securities sold, not yet purchased, at fair value	1,273,402
Payable to brokers, dealers and clearing organizations	3,103,665
Payable to customers	62,327,535
Accrued compensation and employee benefits	31,672,725
Deferred revenues and other liabilities	10,285,547
TOTAL LIABILITIES	128,630,269
Commitments and contingencies - Notes 8 and 10	
MEMBERS' EQUITY	378,185,095
TOTAL LIABILITIES AND MEMBERS' EQUITY	$506,815,364

See accompanying Notes to Financial Statements.

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Income

For the Year Ended September 30, 2011

REVENUES	
Asset management and other fee-based products	$ 71,620,471
Commissions	70,859,438
Principal transactions	25,668,230
Clearing and correspondent services	22,753,222
Investment banking	15,861,776
Mutual fund servicing	11,741,119
Interest and dividend income	7,602,070
Other	8,924,629
TOTAL REVENUES	235,030,955
EXPENSES	
Incentive compensation	98,079,399
Employee salaries and benefits	48,257,162
Outside services	12,691,104
Occupancy and equipment	9,946,414
Communications	8,370,988
Promotion and development	4,272,728
Amortization of intangible assets, net	4,058,333
Clearing and floor commissions	2,466,667
Interest expense	3,191
Other	8,034,727
TOTAL EXPENSES	196,180,713
NET INCOME	$ 38,850,242

See accompanying Notes to Financial Statements.

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Cash Flows

For the Year Ended September 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$38,850,242
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization of fixed assets	1,620,253
Net amortization of intangible assets	4,058,333
Net loss on sale of fixed assets	4,916
Loss on write-off of employee notes receivable	14,873
(Increase) decrease in assets:	
Cash segregated under federal and other regulations	(77,946)
Securities owned, at fair value	967,151
Receivable from brokers, dealers and clearing organizations	5,818,923
Receivable from customers	28,004,790
Receivable from affiliates	280,363
Prepaid expenses and other assets	(314,204)
Increase (decrease) in liabilities:	
Drafts payable	(7,945,457)
Securities sold, not yet purchased, at fair value	(1,419,114)
Payable to brokers, dealers and clearing organizations	(5,627,014)
Payable to customers	(32,598,105)
Payable to affiliate	(98,654)
Accrued compensation and employee benefits	922,699
Deferred revenues and other liabilities	(11,124,809)
Net cash provided by operating activities	21,337,240
CASH FLOWS FROM INVESTING ACTIVITIES:	
Repayments on notes receivable from employees	4,621,381
Issuance of notes receivable from employees	(3,164,215)
Purchases of furniture, equipment and leasehold improvements	(1,606,708)
Net cash used in investing activities	(149,542)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash distributions paid to Members	(32,500,000)
Net cash used in financing activities	(32,500,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(11,312,302)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	70,342,208
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$59,029,906
Supplemental Cash Flow Information:	
Interest paid	$ 3,191

See accompanying Notes to Financial Statements.

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Changes in Members' Equity

For the Year Ended September 30, 2011

BALANCE AT OCTOBER 1, 2010	$ 371,834,853
Net income	38,850,242
Cash distributions to Members	(32,500,000)
BALANCE AT SEPTEMBER 30, 2011	$ 378,185,095

See accompanying Notes to Financial Statements.

1. Business

J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"), various other exchanges and the Financial Industry Regulatory Authority. The Company is engaged in various securities related activities including retail brokerage, securities trading, investment banking, asset management and correspondent clearing. The Company, headquartered in Louisville, is a limited liability company organized under the laws of the Commonwealth of Kentucky. The Company serves a diverse group of individual investors and domestic companies and principally operates in the eastern half of the United States. The Company is a subsidiary of HL Financial Services, LLC (the "Parent"). Houchens Industries, Inc. owns 0.00177% of the Company.

2. Accounting Policies

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates. Goodwill valuation, intangible assets valuation and amortization, fair value of securities owned and sold, not yet purchased, litigation contingency liability and self-insurance liability related to health care claims are particularly subject to change.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Cash and cash equivalents, employee notes and other receivables are carried at cost, which approximates fair value. The carrying amounts of customer receivables, primarily consisting of floating-rate loans collateralized by marginable securities, approximate fair value based upon the frequent re-setting of applicable interest rates. The Company's short-term liabilities such as drafts payable, bank loans and certain other payables are recorded at contracted amounts, which approximate fair value.

Cash and Cash Equivalents and Drafts Payable

The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash equivalents. These balances are available for use against drafts payable to customers of $20.0 million due to cross-collateral provisions.

Cash Segregated Under Federal and Other Regulations

Cash of $12,100,000 has been segregated in two special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act (SEA) as of September 30, 2011.

2. Accounting Policies (continued)

Securities Borrowed

Securities borrowed are included in receivables from brokers, dealers and clearing organizations. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced to the lender, which is generally in excess of the fair value of the applicable securities borrowed. The Company monitors the fair value of securities borrowed daily, with additional collateral advanced or excess collateral refunded as necessary.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired related to the acquisition of the Company on March 31, 2008. The Company does not amortize goodwill. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. The Company's goodwill has been aggregated and is evaluated for impairment at the parent level. In testing for the potential impairment of goodwill, management estimates the fair value of the Company and compares it to the carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to determine the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess.

Intangible Assets

A recognized intangible asset that has a finite useful life is amortized over its estimated life using the straight-line method. A recognized intangible asset that has an indefinite life is not amortized and is reviewed annually to determine whether events and circumstances continue to support an indefinite useful life. All intangible assets are reviewed for impairment annually. The Company re-evaluates the remaining estimated economic lives of finite-lived intangible assets at least annually. An impairment charge is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value.

Revenue Recognition

Asset management and other fee-based products include revenues from asset management services, from promoting and distributing mutual funds ("12b-1 fees"), and from investment management services provided to segregated customer accounts pursuant to various contractual arrangements, including customers who have signed a fee-based pricing agreement are recognized as earned or as services have been provided. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregated net fund sales and are affected by changes in the overall level and mix of assets under management or supervision.

2. Accounting Policies (Continued)

Proprietary securities transactions, along with the related gains and losses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded at fair value based upon quoted market prices. Gains and losses, both realized and unrealized, are included in principal transactions revenue. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses recorded on a trade date basis.

The Company provides fully-disclosed securities clearing, execution and administrative support to an introducing broker/dealer. Revenues are based on transaction volume in addition to a fixed monthly fee for systems and product support, and are recorded as earned. The introducing broker/dealer converted a majority of their accounts to another clearing firm in June 2011, however, the Company will continue to provide fully-disclosed securities clearing, execution and administrative support for the remaining accounts of the introducing broker/dealer.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Management and underwriting fees are recorded at the time the underwriting is settled. Advisory fees are recorded when the transaction is completed.

Mutual fund servicing includes revenues from shareholder accounting and other administrative services the Company performs for various mutual funds. These fees are based on either the average daily fund net asset balances or the actual number of client accounts with balances in the various funds.

Interest income from variable rate loans made to customers for the purchase of securities on margin is recorded on a monthly basis as earned. Interest and dividends associated with proprietary securities transactions are recorded as earned. Interest and dividends associated with cash and cash equivalents are recorded as received.

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes

The Company has elected to be taxed as a partnership. As a result, it is not subject to federal or most state and local income taxes. The Company accounts for contingencies associated with uncertain tax positions as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. All taxable income and other tax costs and benefits are passed through to the respective members. The Company files U.S. federal and various state and local income tax returns. The Company is no longer subject to income tax examinations by taxing authorities for years before 2009. The Company recognizes interest and/or penalties related to income tax matters in other miscellaneous expenses.

2. Accounting Policies (Continued)

Recently Issued Accounting Standards

In September 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-08 "Intangibles – Goodwill and Other (Topic 350), Testing Goodwill for Impairment". The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early application is permitted.

The ASU provides an entity with positive equity the option to first evaluate qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount as a basis or determining if the two-step goodwill impairment test is necessary. If management concludes that the evidence provided by the qualitative assessment supports that it is more likely than not that the fair value of the reporting unit is more that the carrying amount, the step-one (and therefore the step-two) analysis is not required. If however, the qualitative assessment indicates that it is more likely than not that the reporting unit fair value is less than the carrying amount, the step-one analysis is required (and the step-two analysis could be required). An entity may also elect to go directly to the step-one analysis and may choose each time an impairment analysis is required to either apply the qualitative assessment or go directly to step-one.

Although not a change as a result of the ASU, reporting units with zero or negative equity are required to apply the qualitative analysis to determine if it is more likely than not that goodwill impairment exists. If the qualitative analysis indicates that it is more likely than not that goodwill impairment exists, the entity determines the fair value of the reporting unit and then applies step-two of the impairment test.

The Company is currently evaluating the impact of this ASU on the financial statements, however, adopting this standard is not anticipated to have a material effect on the Company's operating results or financial condition.

3. Goodwill and Other Intangible Assets

On March 31, 2008, Houchens Industries, Inc., through the Parent acquired the Company from The PNC Financial Services Group, Inc. The acquired assets, including goodwill and other intangible assets, and assumed liabilities were recorded at fair value.

Goodwill

As of September 30, 2011, goodwill totaled $122.7 million. An analysis was performed at September 30, 2011, to test for potential impairment. No impairment charges were recognized for the year ended September 30, 2011.

Intangible Assets

September 30, 2011	Gross Carrying Amount	Accumulated (Amortization) Accretion	Net Amount	(Amortization) Accretion Period Years
Amortized Intangible Assets				
Client Relationships	$ 83,000,000	$(14,525,000)	$ 68,475,000	20
Leasehold Interests	(900,000)	787,500	(112,500)	4
Total	$ 82,100,000	$(13,737,500)	$ 68,362,500	
Unamortized Intangible Assets				
Trademarks	$ 47,000,000	-	$ 47,000,000	
Total Intangible Assets	$129,100,000	$(13,737,500)	$115,362,500	

An analysis was performed at September 30, 2011, to test for potential impairment of intangible assets with an indefinite useful life. No impairment charges were recognized for the year ended September 30, 2011.

Estimated amortization expense on intangible assets for each of the next five fiscal years ending September 30, are as follows:

2012	$4,037,500
2013	$4,150,000
2014	$4,150,000
2015	$4,150,000
2016	$4,150,000

4. Securities Owned and Securities Sold, Not Yet Purchased – At Fair Value

September 30, 2011	Owned	Sold, Not Yet Purchased
U.S. Government and federal agency obligations	$ 4,355,386	$ -
State and municipal government obligations	7,467,479	-
Corporate obligations	196,757	595,245
Stocks	339,581	1,497
Other	124,453	676,660
	$12,483,656	$1,273,402

U.S. Government obligations owned with a fair value of approximately $1.3 million, which are included in the table above, were pledged as collateral with a clearing organization at September 30, 2011.

5. Fair Value Measurements

ASC 820, *"Fair Value Measurements and Disclosures"*, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned and Securities Sold, Not Yet Purchased: The fair values of securities owned and securities sold, not yet purchased are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

5. Fair Value Measurements (Continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	Balance at September 30, 2011	Level 1	Level 2	Level 3
Assets				
U.S. Government and federal agency obligations	$ 4,355,386	$ 4,355,386	$ -	$ -
State and municipal government obligations	7,467,479	-	7,467,479	-
Corporate obligations	196,757	-	196,757	-
Stocks	339,581	-	339,581	-
Other	124,453	-	124,453	-
Securities owned	$ 12,483,656	$ 4,355,386	$ 8,128,270	$ -
Liabilities				
Corporate obligations	595,245	-	595,245	-
Stocks	1,497	1,497	-	-
Other	676,660	-	676,660	-
Securities sold, not yet purchased	$ 1,273,402	$ 1,497	$ 1,271,905	$ -

There were no significant transfers between Level 1 and Level 2 during the year ended September 30, 2011.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

September 30, 2011	Receivable	Payable
Securities failed-to-deliver / receive	$ 185,989	$ 325,557
Securities borrowed / loaned	135,300	-
Amounts due from / to brokers and dealers through clearing organizations	4,194,651	663,404
Net trade date revenue recognition adjustment	-	1,050,373
Other	211,396	1,064,331
	$4,727,336	$3,103,665

Receivables related to securities failed-to-deliver and securities borrowed are collateralized by the underlying securities. At September 30, 2011, the Company obtained securities with a fair value of $129,000 under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

7. Notes Receivable from Employees

From time to time, the Company will loan money to certain qualifying individuals at their time of hire and subsequently if certain criteria are met. The related promissory notes have maturities ranging from one to ten years and bear interest based on the current market rate at the time of issuance. The notes are payable on demand in the event the employee terminates prior to the maturity date of the loan. At September 30, 2011, the outstanding notes carried interest rates ranging from 1.75% to 6.0% with maturities ranging from 2011 to 2020. Interest income received for the year ended September 30, 2011 totaled $708,000.

The Company will also enter into a separate bonus agreement with these individuals, which allows them to earn a bonus each year to assist in the repayment of the note. The bonus is contingent on the continued employment of the individuals. Compensation expense under these agreements totaled $5.1 million for the year ended September 30, 2011. Approximately $3.2 million was included in accrued compensation and employee benefits at September 30, 2011.

8. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Company to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Company's financial statements.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the purchase or sale of securities, not yet purchased, which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

8. Financial Instruments with Off-Balance Sheet Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans or other borrowings. At September 30, 2011, the value of customer margin securities was $1.1 billion. A portion of these securities were available to the Company to utilize as collateral for various borrowings or other purposes. The Company had pledged $23.5 million of these available securities with clearing organizations as collateral for margin deposit requirements. At September 30, 2011, the Company had no available securities pledged for bank loans. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. Regulatory Matters

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 (the "Rule"), which defines minimum net capital requirements. The Company calculates its net capital in accordance with the Rule using the alternative method, which requires it to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items. At September 30, 2011, the Company's percentage of net capital to aggregate debits was 53.81%. Net capital was $59.2 million, which exceeded the minimum required amount by $57.0 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

10. Commitments

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at September 30, 2011.

10. Commitments (Continued)

The Company provides indemnification in connection with certain securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company

resulting from these types of indemnification provisions; however, based on past experience, management believes the potential for any material exposure is remote. Accordingly, no liability has been recognized for these indemnifications.

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to a transfer agent. The Company does maintain specific insurance coverage for protection in the event of signature fraud. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification; however, based on past experience, the potential for any material exposure is remote. Accordingly, no liability has been recognized for these guarantees.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, based on past experience, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these agreements.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged customer margin and other securities valued at $24.8 million. At September 30, 2011, the amounts on deposit satisfied the minimum margin deposit requirement of $19.0 million.

The Company has entered into various agreements with vendors primarily for data processing and client reporting services that include cancellation clauses expiring from 2011 to 2018. Remaining payments required under these cancellation clauses are $16.2 million at September 30, 2011. At September 30, 2011, none of these agreements had been cancelled. Total expense incurred under these agreements was $9.2 million for the year ended September 30, 2011.

The Company leases certain of its branch sales offices, postage and copier equipment under non-cancelable leases expiring between 2011 and 2021. Certain of these leases contain renewal options and include provisions for escalation of rentals based upon inflationary factors.

10. Commitments (Continued)

Minimum annual rental payments under these leases for each of the next five fiscal years ending September 30 and thereafter are as follows:

2012	$ 5,907,000
2013	5,306,000
2014	4,447,000
2015	3,810,000
2016	3,074,000
Thereafter	8,738,000
Total	$31,282,000

Total rental expense was $6.8 million for the year ended September 30, 2011.

11. Litigation

In the normal course of business, the Company is subject to various pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Asserted claims range from $4.4 million to $9.3 million in the aggregate, however, the exposure is expected to be less than the asserted claims. The Company has accrued a liability of $2.8 million as of September 30, 2011, based upon its estimate of probable incurred losses; however, the estimate is subject to various uncertainties. Additional losses related to these identified legal matters, if any, could be material.

12. Employee Benefits

The Company participates in a contributory profit sharing plan, sponsored by the Parent, which covers substantially all employees. Company contributions to the plan include a base contribution for those participants employed at September 30, a matching of employee contributions and a discretionary profit sharing contribution as determined by the Company's Executive Compensation Committee. Total Company contribution expense amounted to $4.6 million for the year ended September 30, 2011.

The Company has agreements with various health care insurance providers as part of its employee benefit plans. The cost of these policies is shared between the Company and employees enrolled in the plans. The Company is self-insured for the cost of medical claims submitted by employees, but does maintain separate stop-loss insurance coverages with various carriers to protect the Company against large medical claims. Claims expense, net of employee co-payments, totaled $5.0 million for the year ended September 30, 2011. In addition, the Company has $400,000 accrued in other liabilities for claims estimated to be incurred but not yet reported at September 30, 2011.

13. Other Related Party Transactions

The Company receives reimbursement from affiliates for a shared services allocation that directly supports the activities of the affiliates. For the year ended September 30, 2011, the Company received $972,000 in reimbursements, which is reflected in the statement of income as a reduction in outside services.

The Company has loaned the Parent $25 million secured by two subordinated promissory notes, which bear interest at 8.0% and mature on September 30, 2013. This balance is included in the receivable from affiliates balance as of September 30, 2011. Interest income earned on these notes was $2.0 million for the year ended September 30, 2011.

* * * * * *

Supplemental Schedules

J.J.B. Hilliard, W.L. Lyons, LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934

September 30, 2011

Total members' equity	$378,185,095
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	9,318,434
Receivable from affiliates	31,986,795
Notes receivable from employees	20,881,149
Goodwill, net	122,709,253
Intangible assets, net	115,362,500
Other	16,238,898
Aged transfers	2,001
Other deductions and/or charges	796,971
Total deductions and/or charges	317,296,001
Net capital before haircuts on securities positions	60,889,094
Haircuts on securities positions:	
U.S. Government and federal agency obligations	116,346
State and municipal government obligations	419,045
Corporate obligations	57,764
Stocks	136,057
Other	947,961
Total haircuts on securities positions	1,677,173
Net capital	$ 59,211,921
Computation of alternative net capital requirement:	
Net capital requirement (2% of aggregate debit items)	$ 2,200,834
Excess net capital	$ 57,011,087
Net capital in excess of 5% of aggregate debit items	$ 53,709,837
Percentage of net capital to aggregate debit items	53.81%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computations presented above and the corresponding computation reported in the Company's unaudited Form X-17a-5 Part II filing as of September 30, 2011.

J.J.B. Hilliard, W.L. Lyons, LLC

Computation for Determination of Reserve Requirement
for Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934

September 30, 2011

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$82,161,537
Monies borrowed collateralized by securities carried for the accounts of Customers	19,041,954
Customers' securities failed to receive	978,069
Credit balances in firm accounts which are attributable to principal sales to Customers	102,036
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	10,942
Market value of short security count differences over 7 calendar days	-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days	20,902
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	2,001
Total credits	102,317,441
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions	90,868,394
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	131,100
Fails to deliver of customers' securities not older than 30 calendar days	240
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	19,041,954
Aggregate debit items	110,041,688
Less 3% of aggregate debit items	(3,301,251)
Total 15c3-3 debits	106,740,437
Excess of total debits over total credits	$ 4,422,996
Amount held on deposit in the reserve bank account at September 30, 2011	$ 12,000,000

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computations presented above and the corresponding computation reported in the Company's unaudited Form X-17a-5 Part II filing as of September 30, 2011.

J.J.B. Hilliard, W.L. Lyons, LLC

Information Relating to the Possession or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

September 30, 2011

1. Market value of customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.

   Market value: $ 2,009 (a)
   Number of items: 4 (a)

2. Market value of customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   Market value: $ –
   Number of items: None

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

(a) As of November 18, 2011, 2 items with a market value of $2,006 were still outstanding.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between the information presented above and the corresponding information reported in the Company's unaudited Form X-17a-5 Part II filing as of September 30, 2011.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Auditors on Internal Control Required By Rule 17a-5 of the Securities and Exchange Act of 1934

Board of Directors and Members of
J.J.B. Hilliard, W.L. Lyons, LLC
Louisville, Kentucky

In planning and performing our audit of the financial statements of J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") as of September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer securities and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
November 22, 2011

Crowe Horwath.

SEC Mail Processing Section
NOV 25 2011
Washington, DC
110

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors and Members of
J.J.B. Hilliard, W.L. Lyons, LLC
Louisville, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the New York Stock Exchange, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended September 30, 2011, with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited financial statements included in the Form X-17A-5, for the year ended September 30, 2011, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 for the year ended September 30, 2011, with supporting schedules and working papers (including Company's general ledger, subsidiary ledgers and other system reports) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended September 30, 2011, and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended September 30, 2011, on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
November 22, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SEC Mail Processing Section
NOV 25 2011
Washington, DC
110

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended September 30, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033133 FINRA SEP
J J B HILLIARD W L LYONS LLC
ATTN: C GRIMLEY/ FINANCE
PO BOX 32760
LOUISVILLE KY 40232-2760

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 344,434

B. Less payment made with SIPC-6 filed (exclude interest) (176,863)
4/26/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 167,571

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 167,571

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 167,571

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.J.B. Hilliard, W.L. Lyons, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of October, 20 11.

Chief Financial Officer - EVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 20 10
and ending September 30, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 235,030,955
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	70,156,785
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	497,141
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	550,808
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Intercompany Loan Interest Income	2,027,778 (A)
(Deductions in excess of $100,000 require documentation)	
Fee's Related to Open End Mutual Fund Activities	7,252,905 (B)
De-Conversion fee's	15,000,000 (C)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,192	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,771,968	
Enter the greater of line (i) or (ii)	1,771,968
Total deductions	97,257,385
2d. SIPC Net Operating Revenues	$ 137,773,570
2e. General Assessment @ .0025	$ 344,434
	(to page 1, line 2.A.)